Exhibit (a)(3)

For immediate release

FAIRMONT BOARD UNANIMOUSLY REJECTS ICAHN’S
PARTIAL TAKE-OVER OFFER AT US$40 PER SHARE

TORONTO, December 22, 2005 – Fairmont Hotels & Resorts Inc. (“Fairmont” or the “Company”) (TSX/NYSE: FHR) today announced that its Board of Directors has concluded that Icahn Partners LP and Icahn Partners Master Fund LP’s partial takeover bid for approximately 41% of Fairmont’s outstanding shares at US$40 per share (the “Icahn Offer”) is inadequate and not in the best interests of Fairmont or its shareholders. Accordingly, the Board is recommending that shareholders reject the Icahn Offer and not tender any of their shares.

Peter C. Godsoe, Chairman of Fairmont’s Board of Directors, stated, “A Special Committee of independent directors carefully and thoroughly evaluated the Icahn Offer. Following the recommendation of the Special Committee, the Fairmont Board unanimously concluded that this offer is inadequate, not in the best interests of our shareholders and should be rejected.”

“We firmly believe that the Fairmont Board of Directors – rather than Mr. Icahn – is best qualified to make decisions about the future of Fairmont and what action will ultimately prove to be in the best interest of the Company and its shareholders. The Special Committee is actively exploring alternatives to the Icahn Offer, which may include a possible transaction with one or more third parties. We will provide further recommendations to the full Board in due course,” added Mr. Godsoe.

William R. Fatt, Fairmont’s Chief Executive Officer, commented, “Fairmont has a world-class collection of luxury assets, which represents some of the most attractive hotels in the global lodging industry. We also have significant undeveloped land holdings and a 23.7% ownership interest in Legacy Hotels Real Estate Investment Trust, Canada’s largest luxury lodging REIT. In addition, our growing brand recognition is attracting both travelers and business partners. Mr. Icahn’s partial takeover bid, for the reasons discussed in the Directors’ Circular, is not in the best interests of Fairmont and its shareholders, and should be rejected.”

In making its recommendation to reject the offer to its shareholders, the Fairmont Board of Directors received written opinions from each of UBS Securities LLC, Avington International and Scotia Capital Inc. that, as of the date of such opinions, the Icahn Offer is inadequate from a financial point of view to Fairmont shareholders (other than the offerors and their related parties). The Board cited a number of additional factors, including, among others:

•	The Icahn Offer seeks to provide Icahn with control without offering, in the judgment of Special Committee and the Board, an appropriate change of control premium for the shares purchased or any premium for the shares not purchased;

•	There are risks associated with Icahn’s lack of experience in operating a company such as Fairmont;

•	The Icahn Offer fails to comply with shareholder approved permitted bid requirements;

•	The Icahn Offer is highly conditional; and

•	There are other offers or alternatives to the Icahn Offer that may emerge that could potentially provide shareholders with greater value.

“Above all, Fairmont’s assets present opportunities for value enhancement and growth,” Mr. Fatt said. “Our plan has been to acquire, stabilize and monetize assets and deliver value back to all shareholders through share repurchases and dividends. Fairmont’s Board, through the Special Committee, is exploring alternatives to the Icahn Offer and will act in the best interest of Fairmont and its shareholders.”

A copy of the Directors’ Circular, which sets forth in greater detail the Board’s recommendation and the reasons therefor, is being mailed to all shareholders. Fairmont’s shareholders are strongly advised to read the Directors’ Circular because it contains important information. Shareholders may also obtain a copy of the Directors’ Circular from the Company’s investor website at www.fairmontinvestor.com. Copies will also be available at the Canadian SEDAR website at www.sedar.com and at the SEC’s website at www.sec.gov. The Directors’ Circular is being included as an exhibit to Fairmont’s Solicitation/Recommendation Statement on Schedule 14D-9, which has been filed with the SEC.

UBS Securities LLC, Avington International and Scotia Capital Inc. all acted as financial advisors to Fairmont. As well, McCarthy Tetrault LLP and Skadden, Arps, Slate, Meagher & Flom LLP have been engaged as the Company’s legal advisors. Fasken Martineau DuMoulin LLP has been retained to provide legal advice to the Special Committee.

About Fairmont Hotels & Resorts Inc.

FHR is a leading owner/operator of luxury hotels and resorts. FHR’s managed portfolio consists of 88 luxury and first-class properties with approximately 34,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America’s largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 27 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

This news release contains certain forward-looking statements relating, but not limited to, FHR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “guidance”, “aim” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. These risks are further described in FHR’s filings with Canadian securities regulatory authorities (www.sedar.com) and with the U.S. Securities and Exchange Commission website (www.sec.gov). All forward-looking statements in this news release are qualified by these cautionary statements. These statements are made as of the date of this news release and except as required by applicable law, FHR disclaims any responsibility to update any such forward-looking statements, whether as a result of new information, future events or otherwise.

Investors
Emma Thompson
Investor Relations
Fairmont Hotels & Resorts
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmontinvestor.com

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